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                                                                   EXHIBIT 10.24
                                                       Paul J. Norris
                                                       Chairman, President & CEO
                                                       Corporate Headquarters

                                                       W. R. Grace & Co.
                                                       7500 Grace Drive
                                                       Columbia, MD 21044

May 7, 1999                                            (410) 531-4404
                                                       Fax: (410) 531-4414

Mr. William M. Corcoran
13 North Oak Court
Madison, NJ 07940



Dear Bill,

This letter agreement specifies the terms of your employment with W. R. Grace & Co. (the "Company") as Vice President, Public Relations, Communications, Governmental and Environmental Affairs, which will be presented for approval to the Company's Board of Directors (the "Board") and/or the Compensation Committee of the Board, as applicable, at its next meeting. The Board is extremely pleased that you will be joining the Company and believes you will make a valuable contribution to the Company's future.

If you agree with the terms of this letter agreement, please sign where indicated below and return one fully executed copy to me. An additional copy of this letter is also enclosed for your records.

RESPONSIBILITIES

Your employment with the Company is subject to Board approval and will begin as of June 1, 1999. Your title will be "Vice President, Public Relations, Communications, Governmental and Environmental Affairs" of the Company, and you will report to me.

Your principal obligations, duties and responsibilities will generally be to serve as the "chief spokesperson" for the Company. In this role you will plan, direct and implement public relations and communications programs for the external and internal audiences. You will also advise senior management concerning the political environment and identify, monitor and influence legislative affairs which impact the Company as well as direct environmental health and safety projects and Grace "legacy" liabilities. Your office will be located at the Company's Headquarters in Columbia, Maryland.

TERM OF AGREEMENT

The term of your employment under this agreement will be for a period of three years, beginning on the date your employment with the Company commences, June 1, 1999 and ending on May 31, 2002 (such period is referred to in this agreement as your "Employment Term").


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William M. Corcoran               5/4/99                                  Page 2
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If your employment as Vice President, Public Relations, Communications,
Governmental and Environmental Affairs of the Company (or in any other position) continues after the Employment Term, and no other contrary arrangements have been mutually agreed in writing between you and the Board, then the arrangements described in this agreement will be discontinued and you will be an employee of the Company "at will" subject to the same requirements as similarly situated employees of the Company at that time, except as provided under the following sections entitled "Severance Pay Arrangement" and "Special Supplemental Retirement Payment Arrangement".

COMPENSATION

1. Your initial annual base salary as Vice President, Public Relations, Communications, Governmental and Environmental Affairs will be $250,000.00. Thereafter, your base salary will be subject to periodic reviews on the same basis and at the same intervals as are applicable to other senior officers of the Company.

     Your salary will cease to accrue immediately upon your termination of employment with the Company, whether you voluntarily cease performing services or otherwise. (Note, however, the provisions below under "Severance Pay Arrangement".)

2. You will be eligible to participate in the Company's Annual Incentive Compensation Program. Cash awards under this Program are contingent upon individual performance, and will be determined by the financial results of the Company as a whole. As a Vice President at your level, under the current provisions of the Program, you will be eligible for a targeted award of 37% of your annual base salary; however, your actual award for 1999 will be no less than $92,5000. All annual incentive compensation awards are subject to approval by the Compensation Committee and the Board and will be contingent upon your remaining with the Company through the date of payment (except with respect to the special provision for the 1999 award described in this paragraph). However, the payment for 1999 described above will be made in March 2000 (reduced, if applicable, on a prorate basis to exclude any duplicate payments that may be payable to you under your severance arrangement) even in the event your employment is terminated by the Company without "Cause" before the date of payment, including termination of employment without "Cause" following a change-in-control of the Company. You will not, however, be entitled to that payment if you voluntarily resign, or are terminated for "Cause", prior to March 2000.

3. Management will recommend that you be granted a stock option at its next meeting, covering 32,500 shares of Grace Common Stock at the "Fair Market Value" on such date, which will vest in three approximately equal installments of 10,883, 10,883 and 10,884 on the date following each anniversary of the date of your grant, in 2000, 2001 and 2002, respectively; provided, however, all such installments would vest immediately upon termination of employment by the Company without "Cause" including termination of employment without "Cause" following a change-in-control of the Company. The stock option will be granted under the Company's 1998 Stock Incentive Plan, which will govern the terms of that option, except as otherwise provided by this letter agreement.


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William M. Corcoran               5/4/99                                  Page 3
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     You will be eligible to receive periodic stock option grants in the future at the same times as other officers of the Company, and covering a number of shares consistent with your position as an officer of the Company.

4. Management will recommend that you will be granted a restricted stock award covering 10,000 shares of Grace Common Stock on the date of the next Board Meeting, with the provision that you will vest in all of the shares and the restrictions will lapse at the end of 3 years, i.e., the expiration of the Employment Term on May 31, 2002; provided, however, any such shares will vest immediately upon the termination of your employment by the Company, without "Cause" (including termination of employment by the Company without "Cause" following a "change-in-control" of the Company, within the meaning of your "Executive Severance Agreement" described below), or upon your death or disability as defined under the Company's Long-Term Disability Income Plan.

5. Consistent with your election as an officer of the Company, the Board will be requested to authorize the Company to enter into an Executive Severance Agreement or a so-called "golden parachute" with you. In general, the terms of that agreement would provide for a severance payment of 3 times the sum of your annual base salary plus your targeted annual incentive compensation award, and certain other benefits, in the event your employment terminates under certain conditions following a change-in-control of the Company.

     The form and provisions of your Executive Severance Agreement will be the same as applicable to other elected officers of the Company.

SEVERANCE PAY ARRANGEMENT

If your employment is terminated by the Company without "Cause" during your Employment Term, you will be entitled to the severance payment described in the next sentence. The severance payment will be 2 times a dollar amount equal to 137% of your annual base salary at the time your employment is terminated. The severance payment may be made to you in installments, at the same time and in the same manner as salary continuation payments, over a period of two years beginning as of the date you are terminated. However, at your option, the entire severance payment may be paid to you in a single lump-sum as soon as practical after your termination (if approved by the Compensation Committee).

At the end of the day your Employment Term expires (i.e., May 31, 2002), this severance pay arrangement will no longer be applicable to you, and your continued employment with the Company will be as an employee "at will", provided, however, you will, as of the day immediately after that date, become entitled to a severance payment of one times a dollar amount equal to 137% of your annual base salary, if you are terminated by the Company without "Cause", at any time after May 31, 2002.

You will not, in any event, however, be entitled to the severance payment described above if, at the time your employment terminates, your employment terminates as the result of your death, or you are entitled to payments under your Executive Severance Agreement described above, or to disability income payments under the Grace "LTD Plan" and/or "ESP Plan" described below.


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William M. Corcoran               5/4/99                                  Page 4
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Also, if you receive a severance payment under this agreement, you will not be entitled to any other severance pay from the Company.

SPECIAL SUPPLEMENTAL RETIREMENT PAYMENT ARRANGEMENT

Management will recommend that the Board approve a special retirement arrangement to recognize, in part, your service with prior employers and to provide you with meaningful mid-career accrual of retirement benefits. As described below, the Company will provide you with additional years of credited service, with a maximum of 4 additional years, in determining your total retirement benefits from the Company. The benefit associated with those additional years would be calculated as if that additional benefit would be payable under the W. R. Grace & Co. Retirement Plan for Salaried Employees and the Supplemental Executive Retirement Plan ("SERP") formulas (as described in items 2 and 3 below).

Basically, the additional service would be credited to you as follows:

1. You would be credited with a minimum of 4 years of credited service on your date of employment.

2. Following your date of employment, you will be credited with an additional one-half year of credited service under this supplemental arrangement for each year of credited service you earn under the Grace Salaried Retirement and Supplemental Executive Retirement Plans.

     For example, if you were employed for 2 years after your date of employment, your total retirement benefit (i.e., from the plans plus the supplemental arrangement) would be based on the minimum of 4 years of credited service since your accumulated service (i.e., service under the plans plus under the supplemental arrangement) would be less than the minimum, i.e., 3 years ( 2 x 1.5). If you were employed for 4 years, you would receive a total retirement benefit based on 6 years of credited service since your credited service under the plans and the supplemental arrangement would exceed the minimum number (i.e., 4). After 6 years, your total retirement benefit would be based on 9 years of credited service; and if you are employed for 8 years, your total retirement benefit would be based on 12 years of credited service.

3. After 10 years of employment with the Company, credited service would accrue each year under the Grace Retirement and Supplemental Retirement Plans only, because you would already have been credited with the maximum number of additional years of credited service under the supplemental arrangement - 4. For example, after 9 years of employment with the Company, your total retirement benefit would be based on 13 years of credited service.

The supplemental retirement payment would not be offset by any benefits payable to you from any of your previous employers, and would be payable from the general assets of the Company -- it would not be pre-funded in any manner.

This supplemental retirement arrangement would apply only if your employment with the Company ceases on or after the date your Employment Term expires (i.e., May 31, 2002), or if you are terminated during that Term, without "Cause", including termination without "Cause" following a change-in-control of the Company. However, in any event, this arrangement would not be applicable if you voluntary terminate your employment before

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William M. Corcoran               5/4/99                                  Page 5
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your Employment Term expires, or if you are terminated for "Cause" prior to the expiration of that Term. In the event of your death while you are entitled to a supplemental benefit, that benefit will be payable as governed by the terms of the Salaried Retirement Plan and the Supplemental Executive Retirement Plan.

For purposes of determining any supplemental retirement benefit that may be payable to you, if you leave the Company after the expiration of your Employment Term or you are terminated by the Company without "Cause", your "final average compensation" will be determined in accordance with the formula provided under the basic Salaried Retirement Plan, i.e., your final average compensation would be determined by the number of months you are employed if less than 60 months.

Note, if the Grace Salaried Retirement Plan is amended in a manner that affects the calculation of benefits, while you are employed by the Company, then this supplemental retirement payment may be adjusted in an equitable manner consistent with such amendment. Any such adjustment will be determined by the actuary for the Salaried Retirement Plan; but such adjustment may not in any event decrease your supplemental retirement payment below an amount that would be calculated based on your years of service and "final average compensation" as of the day before the effective date of such amendment.

DEFINITION OF CAUSE

"Cause", for purposes of this agreement, means:

(i) Commission by you of a criminal act (i.e., any act which, if successfully prosecuted by the appropriate authorities would constitute a crime under State or Federal law) or of significant misconduct, which has had or will have a direct material adverse effect upon the business affairs, properties, operations or results of operations or financial condition of Company,

(ii) Refusal or failure of you to comply with the mandates of the Board, or failure by you to substantially perform your duties hereunder, other than such failure resulting from your total or partial incapacity due to physical or mental illness, which refusal or failure has not been cured within 30 days after notice has been given to you, or

(iii) Breach of any of the terms of this agreement by you, which breach has not been cured within 30 days after notice has been given to you.

RELOCATION ASSISTANCE

The Company will provide relocation assistance to you under the Headquarters Official Relocation Policy for current employees with the following features of the current "Productivity Efficiency Plan" relocation policy: a monthly renters/commuters allowance of $2,500 per month, for up to 12 months (total of $30,000); and, if you elect to purchase a home in Maryland within one year of your start date, a miscellaneous relocation allowance equal to 2 months of base salary, grossed up for income taxes; and a maximum $75,000 new home purchase allowance, up to the difference between your new home price and your old home selling price, less total renters/commuters expenses. The allowance will be in the form of an interest-free loan, forgiven over five years, and will be taxable as income to you.


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William M. Corcoran               5/4/99                                  Page 6
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OTHER BENEFIT PROGRAMS

As a senior officer of the Company, you will also be eligible to participate in the following benefit plans and programs (subject to the actual provisions of the plans and programs, and as amended from time to time):

1. The Grace Deferred Compensation Program provides that you may elect to defer a portion of your base salary (from a minimum of $200 per month to a maximum of 25% of base salary) and all or a portion of your annual incentive compensation. Deferred amounts are credited with interest equal to the greater of (i) the prime rate plus 2 percentage points or (ii) 120% of the prime rate.

2. The W. R. Grace & Co. Retirement Plan for Salaried Employees ("Grace Salaried Retirement Plan") is a "tax qualified" plan that provides a pension at retirement equal to 1.50% of final average compensation (as defined by the Plan, which includes annual base salary and annual incentive compensation in the sixty (60) consecutive highest-paid months during the last 180 months of employment), less 1.25% of the primary Social Security benefit, multiplied by years of credited service. Participation in this Plan is effective the beginning of the month following one (1) year of employment with credited service retroactive to the first of the month beginning on or following the date of hire. A participant becomes 100% vested upon the earlier of (1) reaching five years of service or (2) attaining age 55.

3. The W. R. Grace & Co. Supplemental Executive Retirement Plan ("SERP") is an unfunded Company plan that supplements benefits under the Grace Salaried Retirement Plan. The SERP pays retirement benefits which would otherwise be paid under the terms of the Salaried Retirement Plan, but for limits and exclusions imposed by tax law. For example, pension benefits related to base salary or incentive compensation awards, which an executive elects to defer, will be paid under the provisions of the SERP (not the Grace Salaried Retirement Plan). The SERP also pays any pension benefits that an executive accrues in excess of the "tax qualified" plan limits (currently $130,000 per year) and compensation limit (currently $160,000 per year). Participation, vesting and payment options in the SERP follow the same rules as the Grace Salaried Retirement Plan.

4. The W. R. Grace & Co. Salaried Employee Savings & Investment Plan ("S&I Plan"). At the beginning of the month following one (1) year of employment, the S&I Plan permits you to save a portion of your compensation up to a maximum permitted by law by contributing such amount to the Plan by payroll deduction. With respect to the first 6% you contribute, the Company will match $1 of Grace stock for each $2 you save. Your contributions are invested in one or more of seven funds at your option. Grace's S&I Plan is a so-called "401(k) plan" and, therefore, a portion of your contribution can, at your election, be treated as deferred income for tax purposes. Amounts of allowable contributions are subject to certain Internal Revenue Code limits, one of which limits annual before-tax savings amounts (for 1999, this limit is $10,000). The S&I Plan currently permits an 8% maximum savings rate for before-tax amounts.

5. The W. R. Grace & Co. Savings & Investment Plan Replacement Payment Program is designed to "make-up" matching Company contributions that are not paid due to the compensation threshold limit under the Internal Revenue Code. To be eligible to receive a "make-up" payment each year, an executive must participate in the S&I Plan

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William M. Corcoran               5/4/99                                  Page 7
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     at a rate of at least 6% during the entire year until he or she reaches the compensation limit. The replacement payment then equals 3% of the year's plan compensation in excess of the legally-imposed compensation limit
     (which is $160,000 for 1999).

     You may elect to receive your replacement payment by check at the time annual incentive compensation awards are paid or credited (which is currently in March of the year following the year to which the payment relates), or you may elect to defer the replacement payment you would otherwise receive. If you choose to defer the payment, you will receive earnings credited under the Deferred Compensation Program.

6. The W. R. Grace & Co. Long-Term Disability Income Plan ("LTD Plan"). You will become eligible to participate in the LTD Plan on a voluntary and contributory basis on the first of the month following or coincident with your date of employment. Generally, the LTD Plan provides for a monthly income of 60% of base monthly earnings should you become disabled, within the meaning of the Plan. The maximum monthly benefit under the Plan is $30,000.

7. Executive Salary Protection Plan ("ESP Plan"). Consistent with your status as a senior officer of the Company, beginning with the first date of your employment with the Company, you will commence participation in the ESP Plan. Under the ESP Plan, in the event of your death while employed by the Company and prior to age 70, the Company will continue to pay a portion of your base salary to your beneficiary(ies) for a period of time depending upon your age at death. This Plan also provides certain disability benefits which are supplemental to the Company's LTD Plan.

8. The W. R. Grace & Co. Voluntary Group Accident Insurance Plan. You will become eligible to participate in this Plan effective on the first date of employment. Participation is voluntary and requires employee contributions. Under the terms of the Plan, you may elect coverage of $10,000 through $500,000. Coverage is available on an individual basis or under a family plan.

9. The W. R. Grace & Co. Business Travel Accident Insurance Plan. You will become a participant in this Plan effective on the first date of your employment with the Company. The Plan provides protection against death, permanent total disability or dismemberment. The principal sum is 5 times your annual base salary (with a maximum principal sum of $1,500,000). In your case, as in the case of other executives, the usual requirements that you be away from home or normal place of work and that you be on Company business do not apply in order to be eligible for coverage.

10. The W. R. Grace & Co. Group Term Life Insurance Program. You will participate in the Company's basic group term life insurance plan under which coverage is 1.5 times your annual base salary.

     Supplemental life insurance coverage, which is voluntary, is also available at moderate rates based on your age, up to an additional 3 times your annual base salary (with a maximum of $1,500,000 of supplemental coverage). Dependent life insurance is also available to your spouse and unmarried dependent children to age 19 (or to age 23 if the child regularly attends school full-time).


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William M. Corcoran               5/4/99                                  Page 8
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11.  Personal Excess Liability Insurance is effective on the first day of employment, as an officer of the Company, for a $4,000,000 limit of liability. Coverage is for personal liability claims made against you or a family member for bodily injury, property damage, and personal injury. The policy extends liability coverage over and above what is covered by the primary underlying liability coverage contained in your homeowners, automobile, watercraft and recreational vehicle insurance policies.

12. The W. R. Grace & Co. Group Medical Plan is effective on the first day of employment and offers protection to you, your spouse and unmarried children to age 19 (age 23 if the child regularly attends a qualified school on a full-time basis). The Baltimore/ Washington network medical plan utilizes an established network of doctors and hospitals in the area. Employees have a choice of two different plan options and a total of four different providers of coverage. The Point of Service (POS) option allows you the choice to use a network provider or the freedom to go outside the network for medical care; an HMO option requires that you use network providers only. The POS option is provided by Aetna U.S. Healthcare and the three local HMO options are provided by Freestate Health Plans, M.D. IPA and Kaiser Permanente. Employees and their family members must choose a primary care physician who will oversee all of their medical needs. Your cost for participation in 1999 and hereafter, under the current plan provisions, will be 40% of the monthly premium

     You will also have the opportunity to contribute to a flexible spending account up to $5,000 per year.

     An employee hired after January 1, 1993, qualifies for post-retirement medical coverage if he or she has at least 10 years of service at retirement (age 55 or later). Qualification for this coverage gives the retiree access to medical coverage in the Grace plan, but the retiree is expected to pay 100% of the premium cost of this coverage. Premium cost is determined annually based on experience. Actual claims dollars are paid by the Company.

13. The W. R. Grace & Co. Dental Plan is fully paid for by the Company and provides coverage for you and your eligible family members from on the first day of employment. Benefits under the plan reflect whether dental services are obtained from an in-network or out-of-network provider.

14. Executive Registry Program. Under this Program you will have access to a network of medical services offered by leading hospitals and medical centers in large cities throughout the U.S. and abroad. These hospitals and medical centers serve as sources where members can obtain high-quality emergency medical care while traveling or temporarily living away from home either in the U.S. or abroad.

FINANCIAL COUNSELING PROGRAM

As an officer of the Company, you will be eligible to participate in the Company's Financial Counseling Program. This Program provides you with financial and estate planning and income tax preparation assistance. The Company will pay up to $4,000 per calendar year for reasonable, supportable expenses, except that the maximum amount for the first year of your participation will be $9,000.


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William M. Corcoran               5/4/99                                  Page 9
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COMPANY CAR

The Company will arrange for you to lease, at the Company's expense, an automobile for use on Company business and for your personal use. The terms of the coverage will be the same as those provided for other officers of the Company, including a purchase price cap of $35,000.

EXECUTIVE PHYSICAL PROGRAM

As an officer of the Company, you will be eligible to receive a Company-paid annual executive physical examination.

VACATION

As an officer of Grace, you will be entitled to four weeks paid vacation per full calendar year during your Employment Term.

MISCELLANEOUS

This Agreement may be amended, superseded or canceled only by a written instrument specifically stating that it amends, supersedes or cancels this Agreement, executed by you and the Company.

You and the Company acknowledge that this agreement supersedes any other agreement between you and the Company concerning the subject matter hereof.

If you have any questions regarding any expectations of your new position, please call me.

If you have any questions regarding the compensation and Company benefit plans and programs, please feel free to call Bill Monroe, Vice President, Human Resources, at (561) 362-2221.



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William M. Corcoran               5/4/99                                 Page 10
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Bill, we are very excited about your joining the Grace organization and look forward to a productive and mutually rewarding relationship.

Sincerely,




Paul J. Norris
Chairman, President
& Chief Executive Officer

Attachment


cc:         W. B. McGowan
            W. L. Monroe
            M. N. Piergrossi




AGREED AND ACCEPTED:



------------------------
William M. Corcoran



------------------------
Date